SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

SEC FILE NUMBER 000-55647

CUSIP NUMBER 35131P102

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2021

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended: _______________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

___________________________________________________________________________________

PART I - REGISTRANT INFORMATION

Fourth Wave Energy, Inc.
Full Name of Registrant

Former Name if Applicable

350 N. Orleans Street, Suite 9000N
Address of Principal Executive Office (Street and Number)

Chicago, IL 60654
City, State and Zip Code

PART II - RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-CEN, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, 10-D, NCEN, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.

Fourth Wave Energy, Inc. (the “Company”) is unable to file the Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “Form 10-K”) in a timely manner without unreasonable effort or expense, as result of this being the first Form 10-K since its recent Merger with Edgemode, the Company needs additional time to finalize this Report.

Part IV

Other Information

(1)	Name and telephone number of person to contact in regard to this notification

Brian A. Pearlman	(954)	880-9484
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐☒ NO

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report Total Other Income (expense) increased to approximately $9.9 million from $590,000 as a result of an $8.1 million warrant derivative liability expense and an increase of $1.0 million of Interest Expenses.   The Net Loss increased to $11.7 million from $5.1 million as a result of said expenses.

The expected results of operation set forth above are subject to change and the auditor’s review.

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Fourth Wave Energy, Inc.

(Name of Registrant as Specified in Charter.)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2022	By:	/s/ Charles Faulkner
Charles Faulkner
	Title:	Chief Executive Officer

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